UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: January 22, 2013

Commission File No. 000-54749

MORRIA BIOPHARMACEUTICALS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

January 2013 Financing

Description of the Purchase Agreement

On January 18, 2013, Morria Biopharmaceuticals PLC (the “Company”) closed a private placement of 405,500 ordinary shares and warrants to purchase an aggregate of 765,250 shares of common stock for aggregate gross proceeds of $811,000. The Company offered the securities with the assistance of Garden State Securities Inc. (“GSS”) who acted as the Company’s non-exclusive placement agent and performed its services on a “best efforts” basis. As part of the compensation paid to GSS, the Company issued GSS a warrant to purchase up to 43,035 ordinary shares (the “GSS Warrant”). These securities were issued in reliance on an exemption from registration pursuant to Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

Under the terms of the purchase agreement (the “Purchase Agreement”) pursuant to which the units were sold, and subject to certain limitations, from the date each investor entered into the Purchase Agreement until the earlier of (i) the two year anniversary of the effective date of the registration statement filed with respect to the ordinary shares issued and underlying the warrants or (ii) the date immediately following the 20 consecutive trading days wherein the trading volume for the ordinary shares or American Depositary Shares representing the ordinary shares (“ADSs”) exceeds $100,000 per trading day, which 20 consecutive trading day period shall have commenced only after the effective date of such registration statement (the “Expiration Date”), each investor may elect to exchange all of its shares and warrants for any such additional securities issued by the Company in a subsequent financing, on the same terms and conditions as such subsequent financing, based in the per share purchase price multiplied by the number of shares being exchanged. In addition, subject to certain limitations, from the date each investor enters into the Securities Purchase Agreement until the Expiration Date, each investor will receive additional ordinary shares for any such additional securities issued by the Company in a subsequent financing at an effective per share purchase price below $2.00. In addition, if such subsequent financing includes the issuance of warrants at a warrant percentage coverage greater than the percentage coverage provided for in the Securities Purchase Agreement, then each investor shall receive additional Series A Warrants such that the warrant percentage coverage pursuant to the Securities Purchase Agreement is equal to the warrant percentage coverage in the subsequent financing.

Description of the Warrants and the GSS Warrant

As part of the private placement, the Company issued to (i) the investors Series A warrants to purchase an aggregate of 202,750 ordinary shares, Series B warrants to purchase an aggregate of 375,000 ordinary shares and Series C warrants to purchase an aggregate of 187,500 ordinary shares and (ii) GSS the GSS Warrant to purchase up to 43,035 ordinary shares, each warrant having an initial exercise price of $2.00 per share. The Series A Warrants, Series C Warrants and GSS Warrants are exercisable for a term of five years and the Series B Warrants are exercisable until the earlier of (i) the one-year anniversary of the Effective Date of the registration statement filed pursuant to the Registration Rights Agreement or (ii) the 18 month anniversary of the Closing of the offering. The exercisability of the Series C Warrants shall vest ratably from time to time in proportion to the holder’s (or its permitted assigns) exercise of the Series B Warrant as compared with all Series B Warrants issued to such holder at the Closing. The exercise price is subject to standard anti-dilution adjustments, including price protection for subsequent warrant sales.

Subject to certain limitations, the Series B Warrants may be cancelled for consideration equal to $0.001 per Warrant Share by the Company in the event that the closing sale price of the ordinary shares for each 20 consecutive trading days exceeds $3.75 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like) and (ii) the average daily volume for such 20 day period exceeds 75,000 ordinary shares or ADSs (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like).

On and after January 18, 2014, if a registration statement registering the ordinary shares underlying the warrants is not effective, the holders of such warrants may exercise their warrants on a cashless basis. The exercisability of the warrants may be limited if, upon exercise, the holder thereof would beneficially own more than 4.9% of the Company’s ordinary shares.

To the extent the Company enters into a fundamental transaction (as defined in the warrants and which includes, without limitation, the Company’s entry into a merger or consolidation with another entity, sale of all or substantially all of the Company’s assets, or a person acquiring 50% of the Company’s voting shares), the holders will have the option to require us to repurchase the Warrants from the investor at its Black-Scholes value.

Description of the Registration Rights Agreement

The Company also entered into a registration rights agreement with the investors pursuant to which the Company agreed to file a registration statement to register the resale of up to 133% of the number of ordinary shares issued in the private placement and that are issuable upon exercise of the warrants no later than the 30th day after the expiration of the offering (the “Filing Date”). The Company has agreed to cause the registration statement declared effective within 90 calendar days after the Filing Date, or within 135 calendar days after the Filing Date in the event the Registration Statement is reviewed by the SEC (the “Effective Date”), provided that if the Company is required to include audited financial statements for fiscal year 2012 in such Registration Statement, then the Filing Date shall be 60 calendar days and the Effective Date shall be 165 calendar days if the Registration Statement is reviewed by the SEC. To the extent the registration statement is not declared effective by the agreed upon the effectiveness deadline, the Company agreed to pay to each investor holding registrable securities an amount in cash equal to one percent (1%) of such investor’s original investment amount on the date of such failure and on every 30-day anniversary of such failure until such failure has been cured, pro rated for periods totaling less than 30 days. In the event the Company fails to make such payments in a timely manner, such payments will bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORRIA BIOPHARMACEUTICALS PLC

By:	/s/ Dov Elefant
Dov Elefant Chief Financial Officer Date: January 22, 2013